Exhibit 99.1

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2008 Q3 Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield’s web site under the Investor Centre/Financial Reports section at www.brookfield.com.

The 2008 Q3 Results conference call can be accessed via webcast on November 7, 2008 at 11 a.m. Eastern Time at www.brookfield.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 10:50 a.m. Eastern Time. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 or 604-638-9010 (Password 2811).

BROOKFIELD ASSET MANAGEMENT ANNOUNCES STRONG

2008 THIRD QUARTER RESULTS

TORONTO, November 7, 2008 – Brookfield Asset Management Inc. (TSX/NYSE: BAM; EURONEXT: BAMA) today announced its results for the third quarter ended September 30, 2008.

Cash Flow From Operations

Cash flow from operations for the third quarter totalled $355 million ($0.58 per share). Operating cash flow in the same quarter in 2007 was $255 million ($0.40 per share) on a comparable basis, which excludes a security disposition gain of $66 million, or $321 million ($0.52 per share) including the gain. On a comparable basis, operating cash flow per share increased by 45% quarter-over-quarter due to improved water levels and pricing in the company’s renewable power business and an increased contribution from our commercial office business.

	Three months ended September 30		Nine months ended September 30
US$ millions (except per share amounts)	2008	2007	2008	2007
Cash flow from operations
Comparable basis (excluding security disposition gain)	$355	$255	$1,176	$1,001
– per share	0.58	0.40	1.92	1.61

Total basis (including security disposition gain)	$355	$321	$1,176	$1,332
– per share	0.58	0.52	1.92	2.17

“In the last few months we increased our overall cash holdings and liquidity to more than $3.5 billion, most of that at the Brookfield corporate level. This is one of the highest levels of liquidity we have ever held, but given uncertainty in the markets we want to be prepared for the unknowns, and opportunities which may present themselves in this environment. In addition, our operating performance in the quarter reflected the durability of our cash flows, most of which are supported by long-term contractual arrangements with credit-worthy counterparties, the high quality of our asset base and operating platforms, and the stability of our long duration investment grade capitalization,” commented Bruce Flatt,

Senior Managing Partner of Brookfield Asset Management.  “While we are exercising caution during these turbulent times, and preserving a high level of liquidity, we are exploring a number of potential opportunities to expand our operating platforms and create additional shareholder value.”

In the past months, the company completed the following capital raising initiatives:

•
Formed an investment fund in October 2008, managed by Brookfield, into which a portion of the company’s U.S. Pacific Northwest freehold timberlands were sold.  Brookfield retains an approximate 40% direct and indirect interest in the timberlands. Total proceeds were $1.2 billion, generating net cash proceeds to Brookfield of approximately $600 million, and will result in a modest gain that will be recorded in the fourth quarter.

•
Closed the sale of the company’s Lloyds Insurance business and committed to sell the U.S. property and casualty business, which will generate gross proceeds of approximately $310 million and net proceeds of approximately $150 million prior to year end.

•	Sold a group of transmission lines in Brazil for $275 million net cash proceeds, which is to close in early 2009.

•	Closed the sale of a 50% interest in the Canada Trust Tower office property in Toronto for C$425 million, generating net proceeds after debt repayment of approximately $200 million.

•	Completed $1 billion of financings, including issuing $150 million of corporate debt with a 4.5 year term and a 6.5% blended coupon, and $850 million of property-specific financings.

Net Income

Net income was $171 million in the third quarter of 2008 compared with $93 million on the same basis last year. Increases in operating cash flows were offset by a higher level of non-cash charges, including depreciation on assets purchased since the second quarter of 2007. In the company’s view, these assets should generate increasing cash flows over an extended period of time due to their high quality, long life and value appreciation potential. The company believes that the depreciation and amortization being recorded is far greater than the expenditures required to maintain the assets.

	Three months ended September 30		Nine months ended September 30
US$ millions (except per share amounts)	2008	2007	2008	2007
Net income
– total	$171	$93	$478	$441
– per share	$0.27	$0.13	$0.75	$0.68

This news release and accompanying financial statements make reference to cash flow from operations on a total and per share basis. Cash flow from operations is defined as net income excluding depreciation and amortization, interests of non-controlling shareholders, future income taxes and other items as described as such in the consolidated statements of income, and including dividends and disposition gains that are not otherwise included in net income. Brookfield uses cash flow from operations to assess its operating results and the value of its business and believes that many of its shareholders and analysts also find this measure of value to them. The company provides the components of cash flow from operations and a full reconciliation between cash flow from operations and net income with the supplemental information accompanying this news release. Cash flow from operations is a non-GAAP measure which does not have any standard meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.

2| Brookfield Asset Management Inc. - 2008 Q3 Results

Dividend Declaration
The Board of Directors declared a dividend of US$0.13 per Class A Common Share, payable on February 28, 2009, to shareholders of record as at the close of business on February 1, 2009. The Board also declared all of the regular monthly and quarterly dividends on its preferred shares.

Information on Brookfield Asset Management’s declared share dividends can be found on the company’s web site under Investor Centre/Stock and Dividend Information.

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the nine months ended September 30, 2008 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s web site.

* * * * *

Brookfield Asset Management Inc., focused on property, power and infrastructure assets, has approximately $90 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM and on NYSE Euronext under the symbol BAMA. For more information, please visit our web site at www.brookfield.com.

Please note that Brookfield’s audited annual and unaudited quarterly reports have been filed on Edgar and Sedar and can also be found in the investor section of our web site at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our web site at www.brookfield.com or contact:

Contact:
Denis Couture
SVP, Investor Relations and Corporate and International Affairs
Brookfield Asset Management
Tel.: (416) 956-5189
Fax.: (416) 363-2856
dcouture@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.  The words, “sustainable,” “should,” “may,” “prepared,” “uncertainty,” “exploring,” “expand,” “create,” “increasing,” “extended,” “potential,” “preserving,” “generate,” “appreciation,” “believe,” derivations thereof, and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.  Forward-looking statements in this news release include statements in regards to durability of the company’s cash flows, future gains and proceeds potential opportunities the company’s ability to increase cash flows over an extended period of time, the company’s long-term contractual arrangements, the stability of its long duration investment grade capitalization and the expenditures required to maintain assets purchased since the second quarter of 2007.  Although Brookfield Asset Management believes that its anticipated future results, performance or achievements expressed or implied of such assets by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; market demand for an infrastructure company, which is unknown; ability to compete for new acquisitions in the competitive infrastructure

3| Brookfield Asset Management Inc. - 2008 Q3 Results

space; availability of equity and debt financing; strategic actions including dispositions; the ability to effectively integrate acquisitions into existing operations and the ability to attain expected benefits; the company’s continued ability to attract institutional partners to its Specialty Investment Funds; adverse hydrology conditions; regulatory and political factors within the countries in which the company operates; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States including the company’s most recent Annual Information Form under the heading “Business Environment and Risks.”

We caution that the foregoing factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise.

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CONSOLIDATED STATEMENTS OF CASH FLOW FROM OPERATIONS

(Unaudited)	Three months ended September 30		Nine months ended September 30
US$ millions (except per share amounts)	2008	2007	2008	2007
Fees earned	$ 109	$ 96	$ 336	$ 323
Revenues less direct operating costs
Commercial properties(1)	595	350	1,474	1,134
Power generation	213	105	728	463
Infrastructure(2)	36	54	128	257
Development and other properties	62	40	245	303
Specialty funds	32	16	255	137
Investment and other income	247	319	682	866
	1,294	980	3,848	3,483
Expenses
Interest	535	454	1,537	1,276
Other operating costs	167	108	480	323
Current income taxes	2	(6)	40	40
Non-controlling interests	235	103	615	512
Cash flow from operations	$ 355	$ 321	$ 1,176	$ 1,332
Cash flow from operations per common share
Diluted	$ 0.58	$ 0.52	$ 1.92	$ 2.17
Diluted – excluding security disposition gain	$ 0.58	$ 0.40	$ 1.92	$ 1.61
(1)
Commercial properties includes $31 million (2007 — $nil) of dividend income recognized in the first three months of 2008 from Canary
Wharf Group which is included in “Investment and Other Income” in the company’s consolidated financial statements, which are prepared in accordance with Canadian GAAP

(2)
Infrastructure includes the results of the company’s Chilean transmission operations, which are recorded on a consolidated basis for the first six months of 2007 and on an equity accounted basis in 2008

Notes

Cash flow from operations is reconciled to net income before other items on page 7 of this news release as follows:

(Unaudited)	Three months ended September 30		Nine months ended September 30
US$ millions	2008	2007	2008	2007
Net income excluding other items (see page 7)	$ 350	$ 250	$ 1,159	$ 986
Dividends from equity accounted investments(1)	5	5	17	15
Gain on sale of exchangeable debentures(1)	—	66	—	331
Cash flow from operations (per above)	$ 355	$ 321	$ 1,176	$ 1,332
(1)Included in “Investment and Other Income” in the Statements of Cash Flow from Operations

The consolidated statements of cash flow from operations above are prepared on a basis that is consistent with management’s discussion and analysis and differ from the company’s consolidated financial statements presented in its interim report, which are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. Readers are encouraged to consider both measures in assessing Brookfield Asset Management’s results. Cash flow from operations is equal to net income excluding “other items” as presented in the following consolidated statements of income and including dividends from investments and the gain on the sale of an exchangeable debenture investment. The exchangeable debenture gain would have been included in income prior to the implementation of a change in accounting requirements but, as a result of a transitional provision, has been recorded in shareholders’ equity.

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CONSOLIDATED BALANCE SHEETS

	(Unaudited) September 30	December 31
US$ millions	2008	2007
Assets
Cash and cash equivalents	$ 1,670	$ 1,561
Financial assets	1,038	1,529
Operating assets
Securities	1,327	1,646
Loans and notes receivable	2,285	909
Property, plant and equipment	38,186	37,972
Investments	949	1,352
Intangible assets	1,838	1,773
Goodwill	1,811	1,528
Accounts receivable and other	6,868	7,327
	$ 55,972	$ 55,597
Liabilities and Shareholders’ Equity
Liabilities
Corporate borrowings	$ 2,348	$ 2,048
Non-recourse borrowings
Property specific mortgages	24,167	21,644
Other debt of subsidiaries	5,216	7,463
Accounts payable and other liabilities	9,286	10,055
Intangible liabilities	963	1,047
Capital securities	1,618	1,570
Non-controlling interests of others in assets	5,683	4,256
Preferred equity	870	870
Common equity	5,821	6,644
	$ 55,972	$ 55,597

Note

Investment in Canary Wharf Group included in “Commercial Properties” with a carried value of $182 million
(2007 ─ $182 million) is included in “Securities” in the company’s consolidated financial statements, which are prepared in accordance with Canadian GAAP.

6| Brookfield Asset Management Inc. - 2008 Q3 Results

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)	Three months ended September 30		Nine months ended September 30
US$ millions (except per share amounts)	2008	2007	2008	2007
Total revenues	$ 3,216	$ 2,219	$ 9,862	$ 6,185

Fees earned	$ 109	$ 96	$ 336	$ 323
Revenues less direct operating costs
Commercial properties(1)	595	350	1,474	1,134
Power generation	213	105	728	463
Infrastructure(2)	36	54	128	257
Development and other properties	62	40	245	303
Specialty funds	32	16	255	137
Investment and other income	242	248	665	520
	1,289	909	3,831	3,137
Expenses
Interest	535	454	1,537	1,276
Other operating costs	167	108	480	323
Current income taxes	2	(6)	40	40
Non-controlling interests	235	103	615	512
	350	250	1,159	986
Other items
Depreciation and amortization	(333)	(250)	(975)	(740)
Equity accounted losses from investments	(6)	—	(34)	(68)
Provisions and other	104	(33)	(5)	(17)
Future income taxes	(105)	11	(84)	(123)
Non-controlling interests in the foregoing items	161	115	417	403
Net income	$ 171	$ 93	$ 478	$ 441

Net income per common share
Diluted	$ 0.27	$ 0.13	$ 0.75	$ 0.68
Basic	$ 0.27	$ 0.13	$ 0.76	$ 0.70
(1)
Commercial properties includes $31 million (2007 — $nil) of dividend income recognized in the first three months of 2008 from Canary
Wharf Group which is included in “Investment and Other Income” in the company’s consolidated financial statements, which are prepared in accordance with Canadian GAAP

(2)
Infrastructure includes the results of the company’s Chilean transmission operations, which are recorded on a consolidated basis for the first six months of 2007 and on an equity accounted basis in 2008

The consolidated statements of income are prepared on a basis consistent with the company’s financial statements presented in its interim report, which are prepared in accordance with Canadian GAAP.

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